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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of: September, 2006               Commission File Number: 0-27400


                        CINRAM INTERNATIONAL INCOME FUND
                      (Formerly Cinram International Inc.)
                              (Name of Registrant)

                                2255 MARKHAM ROAD
                              SCARBOROUGH, ONTARIO
                                 CANADA M1B 2W3
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

              Form 20-F                            Form 40-F  X
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                                   No   X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       CINRAM INTERNATIONAL INCOME FUND
                                       (FORMERLY CINRAM INTERNATIONAL INC.)

Date: September 20, 2006               By: /s/ Lewis Ritchie
                                           -----------------------------------
                                           Name:  Lewis Ritchie
                                           Title: Executive Vice-President
                                                  Finance and Administration,
                                                  Chief Financial Officer and
                                                  Secretary

                                  EXHIBIT INDEX

Exhibit   Description of Exhibit
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 99.1 News Release - Cinram International Income Fund Responds to Letter from Amaranth